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ary 28, 2010

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UNITED STATES
SECURITIES AND EXCHANGE COMM
Washington, D.C. 20549

11018767

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
211

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-36005 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD ENDING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**SOLOWEY & CO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6801 SW 101 STREET
(No. and Street)

MIAMI (City) FLORIDA (State) 33156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY SOLOWEY (305) 668-3389
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRUCE D. SOULE, CPA, P.A.
(Name -- *if individual, state last, first and middle name*)

7075 Grenville Road (Address) Tallahassee (City) Florida (State) 32309 (Zip Code)

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

**SEC 1410(2-89)**

## OATH OR AFFIRMATION

I, BARRY SOLOWEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOLOWEY & CO., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MARISOL PEREZ VELASCO
Notary Public - State of Florida
My Comm. Expires Jan 26, 2014
Commission # DD 953871
Bonded Through National Notary Assn.

Signature

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Cash Flow.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession of control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# BARRY AND SHERRY SOLOWEY

# D/B/A SOLOWEY AND CO.

## AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

## CONTENTS


| | PAGE |
|---|---|
| **FINANCIAL STATEMENTS:** | |
| Accountant's Report | 1 |
| Statement of Assets, Liabilities and Partners Capital | 2 |
| Statement of Income and Partners Capital | 3 |
| Statement of Cash Flow | 4 |
| Statement of Changes in Liabilities Subordinated To Claims of General Creditors | 5 |
| Notes to Financial Statements | 6-7 |
| **SUPPLEMENTARY INFORMATION:** | |
| Computation of Net Capital, Basic Net Capital Requirement, And Aggregate Indebtedness | 8 |
| Reconciliation of the Computation of Net Capital and Exemptive Provision under Rule 15c3-3 | 9 |
| **INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL** | 10-11 |
| **INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREEDUPON PROCEDURES RELATED TO AN ENTITY'SSIPC ASSESSMENT RECONCILITATION** | 12-13 |

# BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net


## INDEPENDENT AUDITOR'S REPORT

Barry Solowey, Partner
Solowey and Co.
Miami, Florida

I have audited the accompanying statement of assets, liabilities and partners capital of **Solowey and Co.** as of December 31, 2010 and 2009 and the related statements of income and partners capital, changes in liabilities subordinated to claims of general creditors, and cash flow for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Solowey and Co.** as of December 31, 2010 and 2009 and the results of its operations and its cash flow for the years then ended, in conformity with accounting principles generally accepted in the United States of America

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages eight to thirteen is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

**BRUCE D. SOULE, CPA, P.A.**

Bruce Soule, CPA, PA

**Certified Public Accountant**

**February 14, 2011**

## BARRY AND SHERRY SOLOWEY
## D/B/A SOLOWEY AND CO.

## STATEMENT OF ASSETS, LIABILITIES AND PARTNERS CAPITAL

## DECEMBER 31, 2010 AND 2009

| | 2010 | 2009 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash | $ 624,239 | $ 757,310 |
| Accounts receivable | - | 2,436 |
| Securities | - | 369 |
| Prepaid expenses | 2,664 | 2,664 |
| Total current assets | $ 626,903 | $ 762,779 |
| FURNITURE AND EQUIPMENT AT COST: | | |
| Furniture and equipment | 41,562 | 41,562 |
| Less accumulated depreciation | 41,562 | 41,562 |
| Net furniture and equipment | 0 | 0 |
| TOTAL | $ 626,903 | $ 762,779 |
| **LIABILITIES AND PARTNERS EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Accounts payable and accrued expenses | $ 4,062 | $ 4,062 |
| Securities sold short | 0 | 0 |
| Total current liabilities | 4,062 | 4,062 |
| PARTNERS EQUITY: | | |
| Partners capital | 622,841 | 758,717 |
| Total partners equity | 622,841 | 758,717 |
| TOTAL | $ 626,903 | $ 762,779 |

The accompanying notes are an integral part of these financial statements.

**BARRY AND SHERRY SOLOWEY**
**D/B/A SOLOWEY AND CO.**

**STATEMENT OF INCOME AND PARTNERS CAPITAL**

**FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009**

| | 2010 | 2009 |
|---|---|---|
| **REVENUES:** | | |
| Trading income | $ (31,995) | $ 67,505 |
| Option income | (5,267) | (10,487) |
| Total revenue | (37,262) | 57,018 |
| **EXPENSES:** | | |
| Floor brokerage and clearing fees | 14,714 | 19,843 |
| Office rent | 45,600 | 41,800 |
| Insurance | 33,889 | 32,362 |
| Dues and subscriptions | 12,253 | 11,475 |
| Advisory fees | - | 21,500 |
| Other expenses | 54,477 | 71,436 |
| Total expenses | 160,933 | 198,416 |
| **INCOME BEFORE TAXES** | (198,195) | (141,398) |
| **PROVISION FOR INCOME TAXES** | 0 | 0 |
| **NET INCOME** | (198,195) | (141,398) |
| **CAPITAL - Beginning of year** | 758,717 | 1,356,879 |
| **TOTAL** | 560,522 | 1,215,481 |
| **CAPITAL CONTRIBUTIONS** | 100,000 | 40,000 |
| **TOTAL** | 660,522 | 1,255,481 |
| **LESS PARTNERS DISTRIBUTIONS** | 37,681 | 496,764 |
| **CAPITAL - End of year** | $ 622,841 | $ 758,717 |

The accompanying notes are an integral part of these financial statements.

**BARRY AND SHERRY SOLOWEY**
**D/B/A SOLOWEY AND CO.**

## STATEMENT OF CASH FLOW

## FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

| | | 2010 | | 2009 |
|---|---|---|---|---|
| Cash Flow From Operating Activities: | | | | |
| Net income | $ | (198,195) | $ | (141,398) |
| Adjustment to reconcile net income to net cash provided by (used in) operating activities: | | | | |
| (Increase) decrease in accounts receivable | | 2,436 | | (1,698) |
| (Increase) decrease in securities | | 369 | | 200,455 |
| Increase (decrease) in securities sold short | | - | | (194,378) |
| Net cash flow provided by operating activites | | (195,390) | | (137,019) |
| Cash Flow From Investing Activities: | | | | |
| Purchase of furniture and equipment | | 0 | | 0 |
| Net cash flow provided by (used in) investing activities | | 0 | | 0 |
| Cash Flow From Financing Activities: | | | | |
| Capital contributed net of (distributions) | | 62,319 | | (456,764) |
| Net cash flow provided by (used in) financing activities | | 62,319 | | (456,764) |
| Net Increase (Decrease) In Cash | | (133,071) | | (593,783) |
| Cash At Beginning of Year | | 757,310 | | 1,351,093 |
| Cash At End of Year | $ | 624,239 | $ | 757,310 |

The accompanying notes are an integral part of these financial statements.

**BARRY AND SHERRY SOLOWEY**

**D/B/A SOLOWEY AND CO.**

**STATEMENT OF CHANGES IN LIABILITIES**

**SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

**FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009**

| | |
|---|---|
| **SUBORDINATED LIABILITIES AT JANUARY 1, 2009** | $ -0- |
| Changes during the year | -0- |
| **SUBORDINATED LIABILITIES ATDECEMBER 31, 2009** | -0- |
| Changes during the year | -0- |
| **SUBORDINATED LIABILITIES AT DECEMBER 31, 2010** | $ -0- |

The accompanying notes are an integral part of these financial statements.

**BARRY AND SHERRY SOLOWEY**

**D/B/A SOLOWEY AND CO.**

**NOTES TO FINANCIAL STATEMENTS**

**FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009**

## NOTE 1 - BUSINESS AND ORGANIZATION

The Company was formed as a partnership on August 1, 1976 to engage in the business of acting as brokers and dealers and of buying, selling, trading, holding and otherwise dealing in stocks, bonds and other securities. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, or FINRA.

The Company acts as an introducing broker through a clearing arrangement with a broker-dealer on a fully disclosed basis. The clearing broker provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company self clears all firm trades through the National Securities Clearing Corp. (NSCC).

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**RECOGNITION OF COMMISSION INCOME** – Both firm and customer's securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

**MARKET** – The Company earns the majority of its revenue by trading for its own account

**USE OF ESTIMATES** – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**CASH EQUIVALENTS** – For purposes of the statement of cash flow, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

The partnership maintains the majority of its cash and securities at National Financial Services.

## NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c 3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2010 and 2009 the net capital ratio was 0.007 and 0.005 to 1 and net capital was $ 620,177 and $ 755,998 which exceeded the minimum net capital requirement by $ 520,177 and $ 655,998.

## NOTE 4 - CASH

Included in cash are $90,129 and $69,760 in interest-earning deposits retained by the clearing broker-dealers to offset unsecured customer debits for the years ended December 31, 2010 and 2009, respectively.

## NOTE 5 - INCOME TAXES

The Company, as a partnership passes through all the net income to the partners who pay personal income tax on the income of the Company. Therefore, there is no provision for income taxes in the Company.

## NOTE 6 – COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company paid an advisory fee of $ -0- and $ 21,500 to a corporation called Ares Capital Management, Inc. in 2010 and 2009. Ares Capital Management, Inc. is owned and controlled by the managing partner of Solowey and Co.

The Company has paid $ 45,600 and $ 41,800 in office rent to the partners in 2010 and 2009.

## NOTE 7 – SUBSEQUENT EVENTS

Subsequent events have been considered through the date of the report.

**BARRY AND SHERRY SOLOWEY**
**SOLOWEY & CO.**

## SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5

## AS OF DECEMBER 31, 2010 AND 2009

### COMPUTATION OF NET CAPITAL

| | 2010 | 2009 |
|---|---|---|
| Total partners equity | $ 622,841 | $ 758,717 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Security haircuts | - | (55) |
| Prepaid expenses | (2,664) | (2,664) |
| NET CAPITAL | $ 620,177 | $ 755,998 |
| Net capital required (greater of a or b) | $ 100,000 | $ 100,000 |
| a. Minimum capital required (6-2/3% of aggregate indebtedness) | $ 271 | $ 271 |
| b. Minimum dollar of net capital required | $ 100,000 | $ 100,000 |
| Excess net capital | $ 520,177 | $ 655,998 |
| Total aggregate indebtedness | $ 4,062 | $ 4,062 |
| Ratio of aggregate indebtedness to net capital | 0.007:1 | 0.005:1 |

BARRY AND SHERRY SOLOWEY

SOLOWEY AND CO.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a5 (CONTINUED)

DECEMBER 31, 2010 AND 2009

## RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The net capital per the FOCUS Report for the quarter ended December 31, 2010 and 2009 was as follows:

| | | |
|---|---|---|
| The adjustments which reconcile the net capital as shown on the FOCUS Report | $ 620,177 | $ 753,562 |
| 1. Increase in net capital due to increase in commissions accounts receivable | -0- | 2,436 |
| Net capital per report | $ 620,177 | $ 755,998 |

## EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Solowey and Co. qualifies for exemption under subparagraph (K)(2)(ii) of the Rule.

# BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net


## INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Partners
Solowey and Co.
Miami, Florida

In planning and performing my audit of the financial statements of Solowey and Co. as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purposed of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness for aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study. I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than those specified parties

**BRUCE D. SOULE, CPA, P.A.**

Bruce Soule, CPA, PA

**Certified Public Accountant**

**February 14, 2011**

# BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

**Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation**

Partners
Solowey and Co.
Miami, FL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Solowey and Co. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Solowey and Co.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Solowey and Co.'s management is responsible for the Solowey and Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form STPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total amounts of the audited Form X-1 7A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bruce D. Soule, CPA, P. A.

Bruce D. Soule, CPA, PA

Certified Public Accountant

February 14, 2011